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                                                           OMB APPROVAL
                     UNITED STATES                OMB Number     3235-0145
          SECURITIES AND EXCHANGE COMMISSION      Expires:  February 15, 20000
                Washington, D.C. 20549            Estimated average burden
                                                  hours per response . . . 14.90
                                                 -------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        The Ultimate Software Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    90385D107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             |_|  Rule 13d-1(b)

             |_|  Rule 13d-1(c)

             |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                PAGE 1 OF 8 PAGES

--------------------                                          ------------------
CUSIP No. 90385D107                    13G                     Page 2 of 8 Pages
--------------------                                          ------------------

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HarbourVest Partners, LLC
           I.R.S. No. 04-3335829
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                    (b)  |_|
           N/A
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    Number of
     Shares                  1,550,807
                      ----------------------------------------------------------
   Beneficially        6     SHARED VOTING POWER
     Owned by
       Each                  -0-
                      ----------------------------------------------------------
    Reporting          7     SOLE DISPOSITIVE POWER
     Person
      With                   1,550,807
                      ----------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,550,807
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.7%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 8 PAGES

--------------------                                          ------------------
CUSIP No. 90385D107                    13G                     Page 3 of 8 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           D. Brooks Zug
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                    (b)  |_|
           N/A
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    Number of
     Shares                  -0-
                      ----------------------------------------------------------
   Beneficially        6     SHARED VOTING POWER
     Owned by
      Each                   1,550,807
                      ----------------------------------------------------------
    Reporting          7     SOLE DISPOSITIVE POWER
     Person
      With                   -0-
                      ----------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             1,550,807
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,550,807
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.7%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 3 OF 8 PAGES

--------------------                                          ------------------
CUSIP No. 90385D107                    13G                     Page 4 of 8 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Edward W. Kane
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                    (b)  |_|
           N/A
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    Number of
     Shares                  -0-
                      ----------------------------------------------------------
   Beneficially        6     SHARED VOTING POWER
     Owned by
      Each                   1,550,807
                      ----------------------------------------------------------
    Reporting          7     SOLE DISPOSITIVE POWER
     Person
      With                   -0-
                      ----------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             1,550,807
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,550,807
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.7%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 4 OF 8 PAGES

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

         Item 1(a)    Name of Issuer:
                      The Ultimate Software Group, Inc.

         Item 1(b)    Address of Issuer's Principal Executive Offices:
                      200 Ultimate Way
                      Weston, FL  33326

         Item 2(a)    Name of Person Filing:
                      This filing is made on behalf of HarbourVest Partners, LLC ("HarbourVest"), Edward W. Kane ("Kane") and D. Brooks Zug ("Zug").

         Item 2(b)    Address of the Principal Offices:
                      The principal business office of each reporting person is One Financial Center 44th floor, Boston, Massachusetts 02111.

         Item 2(c)    Citizenship:
                      HarbourVest is organized and exists under the laws of the State of Delaware. Kane and Zug are United States citizens.

         Item 2(d)    Title of Class of Securities:
                      Common Stock

         Item 2(e)    CUSIP Number:
                      90385D107

         Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                      HarbourVest:  (e) (X) Investment Adviser registered under
                                            ss.203 of the Investment Advisers
                                            Act of 1940.

                      Kane:         Not Applicable

                      Zug:          Not Applicable


                                PAGE 5 OF 8 PAGES

         Item 4       Ownership:

                      (a) Amount Beneficially Owned: HarbourVest has beneficial ownership of 1,550,807 shares of Common Stock. HarbourVest is the managing member of HVP V-Direct Associates L.L.C., which is the general partner of HarbourVest Partners V-Direct Fund L.P. ("Fund V"). Fund V is the record and ultimate owner of the foregoing securities. HarbourVest, in its capacity as managing member of the general partner of Fund V, has the sole power to vote and dispose of the securities held by Fund V. Messrs. Kane and Zug are Managing Members of HarbourVest. As such, they share the voting control of HarbourVest. While neither of them owns of record any shares of The Ultimate Software Group, Inc., as the result of their positions, Kane and Zug may be deemed to be beneficial owners of and to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to the shares reported herein. Messrs. Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own.

                      (b)    Percent of Class: 9.7% of the Common Stock.

                      (c)    Number of shares as to which such person has:
                             (i)    sole power to vote or to direct the vote:
                                    HarbourVest has sole power to vote or to direct the vote of 1,550,807 shares of Common Stock.

                             (ii)   shared power to vote or to direct the vote:
                                    Kane and Zug share the power to vote
                                    1,550,807 share of common stock.

                             (iii) sole power to dispose or to direct the disposition of:
                                    HarbourVest has sole power to dispose or to direct the disposition of 1,550,807 shares of Common Stock.

                             (iv) shared power to dispose or to direct the disposition of: Kane and Zug share the power to dispose of 1,550,807 shares of common stock.

         Item 5       Ownership of Five Percent or Less of a Class:
                      Not applicable.

         Item 6       Ownership of More than Five Percent on Behalf of Another
                      Person:
                      See Item 4 above.

         Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                      Not applicable.

         Item 8       Identification and Classification of Members of the Group:
                      Not applicable.

         Item 9       Notice of Dissolution of a Group:
                      Not applicable.

         Item 10      Certification:
                      By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               PAGE 6 OF 8 PAGES

                                   SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2000                      HarbourVest Partners, LLC


                                              By:    /s/ Marth D. Vorlicek
                                                     ---------------------------
                                              Name:  Martha D. Vorlicek
                                              Title: Managing Director


Dated:  February 9, 20000                     Edward W. Kane

                                              By:    /s/ Edward W. Kane
                                                     ---------------------------
                                              Name:  Edward W. Kane


Dated:  February 9, 2000                      D. Brooks Zug

                                              By:    /s/ D. Brooks Zug
                                                     ---------------------------
                                              Name:  D. Brooks Zug


                                PAGE 7 OF 8 PAGES

EXHIBIT A

                             JOINT FILING AGREEMENT

      HarbourVest Partners, LLC, Edward W. Kane and D. Brooks Zug agree that the
Schedule 13G, to which this Agreement is attached, relating to the Common Stock of The Ultimate Software Group, Inc., is filed on behalf of each of them.


Dated:  February 9, 2000                      HarbourVest Partners, LLC


                                              By:    /s/ Marth D. Vorlicek
                                                     ---------------------------
                                              Name:  Martha D. Vorlicek
                                              Title: Managing Director


Dated:  February 9, 20000                     Edward W. Kane

                                              By:    /s/ Edward W. Kane
                                                     ---------------------------
                                              Name:  Edward W. Kane


Dated:  February 9, 2000                      D. Brooks Zug

                                              By:    /s/ D. Brooks Zug
                                                     ---------------------------
                                              Name:  D. Brooks Zug


                                PAGE 8 OF 8 PAGES